Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2016	2015	2014	2013	2012

Earnings:
Income before assessments	$445,904	$460,993	$350,017	$338,600	$401,020
Fixed Charges	805,437	444,515	392,690	367,235	437,676
Total Earnings	$1,251,341	$905,508	$742,707	$705,835	$838,696

Fixed Charges:
Interest Expense	$804,437	$443,515	$391,690	$366,235	$436,676
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000
Total Fixed Charges	$805,437	$444,515	$392,690	$367,235	$437,676
Ratio of Earnings to Fixed Charges	1.55	2.04	1.89	1.92	1.92